UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AdaptHealth Corp.

(Name of issuer)

(Amendment No. 2)

Class A Common Stock, par value $0.0001 per share

(Title of class of securities)

00653Q102

(CUSIP number)

Bradley J. Coppens

c/o One Equity Partners

510 Madison Avenue, 19th Floor, New York, New York 10022

(212) 277-1500

COPY TO:

Jeremy S. Liss

Ross M. Leff

Jeffrey P. Swatzell

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00653Q102	Page 2 of 15

(1)	Names of reporting persons OEP AHCO Investment Holdings, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 10,930,471 shares*
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 10,930,471 shares*
(11)	Aggregate amount beneficially owned by each reporting person 10,930,471 shares*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.4%
(14)	Type of reporting person (see instructions) OO

* Comprised of 10,930,471 shares of Class A Common Stock held directly by OEP AHCO Investment Holdings, LLC.

SCHEDULE 13D

CUSIP No. 00653Q102	Page 3 of 15

(1)	Names of reporting persons One Equity Partners VII, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 3,965,374 shares*
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 3,965,374 shares*
(11)	Aggregate amount beneficially owned by each reporting person 3,965,374 shares*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.0%
(14)	Type of reporting person (see instructions) PN

* Comprised of 36.28% of the 10,930,471 shares of Class A Common Stock held directly by OEP AHCO Investment Holdings, LLC.

SCHEDULE 13D

CUSIP No. 00653Q102	Page 4 of 15

(1)	Names of reporting persons One Equity Partners VII-A, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 2,029,147 shares*
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 2,029,147 shares*
(11)	Aggregate amount beneficially owned by each reporting person 2,029,147 shares*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.6%
(14)	Type of reporting person (see instructions) PN

* Comprised of 18.56% of the 10,930,471 shares of Class A Common Stock held directly by OEP AHCO Investment Holdings, LLC.

SCHEDULE 13D

CUSIP No. 00653Q102	Page 5 of 15

(1)	Names of reporting persons One Equity Partners VII-B, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 845,652 shares*
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 845,652 shares*
(11)	Aggregate amount beneficially owned by each reporting person 845,652 shares*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.5%
(14)	Type of reporting person (see instructions) PN

* Comprised of 7.74% of the 10,930,471 shares of Class A Common Stock held directly by OEP AHCO Investment Holdings, LLC.

SCHEDULE 13D

CUSIP No. 00653Q102	Page 6 of 15

(1)	Names of reporting persons OEP VII Project A Co-Investment Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 2,876,440 shares*
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 2,876,440 shares*
(11)	Aggregate amount beneficially owned by each reporting person 2,876,440 shares*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.1%
(14)	Type of reporting person (see instructions) PN

* Comprised of 26.32% of the 10,930,471 shares of Class A Common Stock held directly by OEP AHCO Investment Holdings, LLC.

SCHEDULE 13D

CUSIP No. 00653Q102	Page 7 of 15

(1)	Names of reporting persons OEP VII Project A-I Co-Investment Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 1,213,858 shares*
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 1,213,858 shares*
(11)	Aggregate amount beneficially owned by each reporting person 1,213,858 shares*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.2%
(14)	Type of reporting person (see instructions) PN

* Comprised of 11.11% of the 10,930,471 shares of Class A Common Stock held directly by OEP AHCO Investment Holdings, LLC.

SCHEDULE 13D

CUSIP No. 00653Q102	Page 8 of 15

(1)	Names of reporting persons OEP VII General Partner, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 10,930,471 shares*
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 10,930,471 shares*
(11)	Aggregate amount beneficially owned by each reporting person 10,930,471 shares*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.4%
(14)	Type of reporting person (see instructions) PN

* Comprised of 10,930,471 shares of Class A Common Stock held directly by OEP AHCO Investment Holdings, LLC.

SCHEDULE 13D

CUSIP No. 00653Q102	Page 9 of 15

(1)	Names of reporting persons OEP VII GP, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 10,930,471 shares*
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 10,930,471 shares*
(11)	Aggregate amount beneficially owned by each reporting person 10,930,471 shares*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.4%
(14)	Type of reporting person (see instructions) OO

* Comprised of 10,930,471 shares of Class A Common Stock held directly by OEP AHCO Investment Holdings, LLC.

SCHEDULE 13D

CUSIP No. 00653Q102	Page 10 of 15

(1)	Names of reporting persons Richard Cashin
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 10,930,471 shares*
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 10,930,471 shares*
(11)	Aggregate amount beneficially owned by each reporting person 10,930,471 shares*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.4%
(14)	Type of reporting person (see instructions) IN

* Comprised of 10,930,471 shares of Class A Common Stock held directly by OEP AHCO Investment Holdings, LLC.

SCHEDULE 13D

CUSIP No. 00653Q102	Page 11 of 15

(1)	Names of reporting persons David Han
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 10,930,471 shares*
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 10,930,471 shares*
(11)	Aggregate amount beneficially owned by each reporting person 10,930,471 shares*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.4%
(14)	Type of reporting person (see instructions) IN

* Comprised of 10,930,471 shares of Class A Common Stock held directly by OEP AHCO Investment Holdings, LLC.

CUSIP No 00653Q102	Page 12 of 15

Amendment No. 2 to Schedule 13D

This Amendment No. 2 (this “Amendment”) to Schedule 13D, which amends the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 10, 2020 (the “Schedule 13D”), as amended by Amendment No. 1 (the “First Amendment”) to Schedule 13D filed with the SEC on August 10, 2020, is being filed by the Reporting Persons with respect to shares of Class A Common Stock of the Company. Capitalized terms used herein but not defined have the meanings ascribed to them in the Schedule 13D. The Reporting Persons are filing this Amendment in connection with a re-allocation of ownership interests in Investor to report the acquisition by each of OEP VII Project A LP and OEP VII Project A-I LP of membership interests in Investor, which reduced the relative percentage of membership interests of Investor owned by each of OEP VII LP, OEP VII-A LP and OEP VII-B LP prior to such acquisitions. The current ownership interests in Investor held by each of OEP VII Project A LP, OEP VII Project A-I LP, OEP VII LP, OEP VII-A LP and OEP VII-B LP after consummation of the acquisitions referred to above are reflected in the footnotes to the cover pages of this Amendment and in Item 2 below. No shares of Class A Common Stock were transferred by Investor in connection with such transactions.

The following Items of the Schedule 13D, as amended by the First Amendment, are hereby amended and restated as follows:

SCHEDULE 13D/A

CUSIP No 00653Q102	Page 13 of 15

Item 2.	Identity and Background.

(a), (b), (c), (f)

This Schedule 13D is filed jointly on behalf of the entities and persons described in this Item 2, all of whom are together referred to herein as the “Reporting Persons.”

The holder of the Class A Common Stock is OEP AHCO Investment Holdings, LLC, a Delaware limited liability company (“Investor”), of which (i) 36.28% of its membership interests are owned by One Equity Partners VII, L.P., a Cayman Islands exempted limited partnership (“OEP VII LP”), (ii) 18.56% of its membership interests are owned by One Equity Partners VII-A, L.P., a Cayman Islands exempted limited partnership (“OEP VII-A LP”), (iii) 7.74% of its membership interests are owned by One Equity Partners VII-B, L.P., a Delaware limited partnership (“OEP VII-B LP”), (iv) 26.32% of its membership interests are owned by OEP VII Project A Co-Investment Partners, L.P., a Delaware limited partnership (“OEP VII Project A LP”), and (v) 11.11% of its membership interests are owned by OEP VII Project A-I Co-Investment Partners, L.P. , a Delaware limited partnership (“OEP VII Project A-I LP” and, together with OEP VII LP, OEP VII-A LP, OEP VII-B LP and OEP VII Project A LP, the “Parallel Funds”).

The general partner of each of the Parallel Funds is OEP VII General Partner, L.P., a Cayman Islands exempted limited partnership (“OEP VII GP”), and the general partner of OEP VII GP is OEP VII GP, L.L.C., a Cayman Islands limited liability company (“OEP VII GP LLC”). OEP VII GP LLC is member-managed by Messrs. Richard Cashin and David Han, each of whom is a U.S. citizen.

By virtue of the relationships described above, each of the Parallel Funds, OEP VII GP, OEP VII GP LLC and Messrs. Richard Cashin and David Han may be deemed to beneficially own, and share voting and dispositive power with respect to, the shares of Class A Common Stock held directly by Investor.

The principal business of each of the Reporting Persons is to make and manage investments in various business organizations.

The principal business address of each of the Reporting Persons is c/o One Equity Partners, 510 Madison Avenue, 19th Floor, New York, NY 10022.

(d), (e)

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds.

On July 1, 2020, Investor acquired 10,930,471 shares of Class A Common Stock and 39,706 shares of Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock” and, together with the Class A Common Stock, the “Securities”), pursuant to that certain Investment Agreement, dated May 25, 2020 (the “Investment Agreement”), by and between the Company, Investor and, solely for purposes of Section 3.10 thereof, OEP VII LP.

The Series A Preferred Stock is convertible into shares of Class A Common Stock at an initial conversion price of $13.75 per share. The terms of the Series A Preferred Stock generally restrict the conversion of such shares until the shares of Class A Common Stock issuable upon conversion thereof has been approved by stockholders of the Company in accordance with Nasdaq Listing Rules (“Stockholder Approval”).

Investor acquired the Securities for aggregate consideration of $190,000,000 (consisting of $150,294,000 for the shares of Class A Common Stock and $39,706,000 for the shares of Series A Preferred Stock).

The funds required for the Investor to purchase the Securities were obtained from the working capital of certain of the Parallel Funds, which was obtained or repaid from capital contributions from partners of certain of the Parallel Funds. No additional consideration was or will be paid by the Reporting Persons for the receipt of such Securities.

Item 4.	Purpose of the Transaction.

On May 25, 2020, the Company entered into the Investment Agreement with Investor and OEP VII LP, whereby, subject to certain exceptions, Investor agreed to purchase in a private placement an aggregate of up to $190,000,000 in Class A Common Stock and Series A Preferred Stock (the “Investment”).

In accordance with the terms of the Investment Agreement, the Company has appointed Mr. Bradley J. Coppens to the board of directors of the Company, and Investor has designated Mr. Gregory Belinfanti as a non-voting observer to the board of directors of the Company.

The information set forth in Item 3 and Item 6 is incorporated by reference in its entirety into this Item 4. The description of the Investment Agreement in this Item 4 is not intended to be complete and is qualified in its entirety by the full text of the Investment Agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

Each of the Reporting Persons acquired the Securities for investment purposes. Consistent with such purposes, the Reporting Persons may engage in communications with, without limitation, management, directors and shareholders (including Reporting Persons) of the Company, and may make suggestions concerning the Company’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, governance matters and such other matters as the Reporting Persons may deem relevant to their investment in the Securities, and with a view to maximizing stockholder value. Each Reporting Person intends to participate in and influence the affairs of the Company through the exercise of their respective voting rights with respect to any Securities they then hold and through the exercise of their rights under the Investment Agreement, including through director designation and board observer designation rights.

Each of the Reporting Persons expects to continuously review such person’s investment in the Company and, depending on various factors, including, but not limited to, the price of shares of Class A Common Stock, the terms and conditions of the transaction, prevailing market conditions, the Company’s business and prospects, and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals and the terms of the Investment Agreement, lend funds, invest in debt or similar investments issued by the Company, acquire additional shares of Class A Common Stock, preferred stock of the Company or other securities convertible into or exercisable or exchangeable for Class A Common Stock from time to time on the open market, in privately negotiated transactions, directly from the Company, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Class A Common Stock. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws, regulatory requirements and the terms of the Investment Agreement, dispose of or distribute some or all of its Class A Common Stock, Series A Preferred Stock or such other securities or investments it owns or may subsequently acquire depending on various factors, including, but not limited to, the price of shares of Class A Common Stock, the terms and conditions of the transaction, the Company’s business and prospects, and prevailing market conditions, as well as liquidity and diversification objectives. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice.

Based on the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group, and the existence of any such group is expressly disclaimed.

Except as set forth in this Schedule 13D, or as would occur upon completion of any of the matters discussed in this Schedule 13D, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Company and reserve the right to develop such plans or proposals and may seek to influence management or the board of directors of the Company with respect to the business and affairs of the Company, and may from time to time consider pursuing or proposing any such transactions (including investment or strategic transactions) with advisors, the Company or other persons.

Item 5.	Interest in Securities of the Issuer.

(a), (b)

The information requested by these paragraphs is incorporated herein, to the extent applicable, by reference to the cover pages and Item 2 to this Schedule 13D.

Beneficial ownership is calculated based on 56,334,882 shares of Class A Common Stock outstanding as of August 4, 2020, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, filed with the SEC on August 7, 2020.

In accordance with the terms of the Investment Agreement, Investor entered into voting agreements with persons and/or entities related to, or otherwise affiliated with, each of the following shareholders: Mr. Richard Barasch (director of the Company), Mr. Luke McGee (director and chief executive officer of the Company), Still Water Nevada Trust, Arimar, LLC, BlueMountain Capital Management, LLC, Everest Trust, Mr. Joshua Parnes (director of the Company), Mr. Christopher Joyce (general counsel of the Company), Mr. Richard Roberts and Mr. Gregg Holst (chief financial officer of the Company). As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, with such shareholders.

(c)

Except as set forth in Item 4, none of the Reporting Persons has effected any transaction in the Class A Common Stock during the past 60 days.

(d)

To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Series A Preferred Stock

The rights and preferences of the Series A Preferred Stock were designated by the Company’s board of directors in a certificate of designations (the “Certificate of Designations”) forming part of the Company’s Second Amended and Restated Certificate of Incorporation, which Certificate of Designations was filed on July 1, 2020 with the Secretary of State of the State of Delaware.

•

Ranking and Liquidation Preference. The Series A Preferred Stock ranks senior to the Class A Common Stock with respect to rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, having a liquidation preference equal to its par value of $0.0001 per share.

•	Dividends. The Series A Preferred Stock participates equally and ratably on an as-converted basis with the holders of Class A Common Stock in all cash dividends paid on the Class A Common Stock.

•	Voting. The Series A Preferred Stock is non-voting.

•	Conversion. Subject to certain exceptions, after Stockholder Approval is obtained, the Company or Investor may convert the Series A Preferred Stock into Class A Common Stock at its election.

Investment Agreement

The Investment Agreement contains the following terms, among others:

•

Board Representation. Pursuant to the Investment Agreement, the Company agreed to increase the size of its board of directors by two members in order to elect to the board of directors, promptly following and in any event within five business days of the closing of the Investment, one individual designated by Investor and one independent director nominated by the Company or the Company’s board of directors. For as long as Investor or its affiliates hold beneficial ownership of at least 25% of the shares of Class A Common Stock and Series A Preferred Stock issued pursuant to the Investment Agreement on an as-converted basis, Investor will have the right to designate one director for election to the Company’s board of directors. For as long as Investor has the right to designate one director for election, the Company may not increase the number of directors on the board of directors without the prior consent of Investor. In addition to the foregoing director designation right, for as long as Investor or its affiliates hold beneficial ownership of at least 50% of the shares of Class A Common Stock and Series A Preferred Stock issued pursuant to the Investment Agreement on an as-converted basis, Investor will have the right to designate a non-voting observer to the board of directors.

•

Shareholder Approval. Under the Investment Agreement, the Company agreed to hold a meeting of stockholders at which a proposal will be considered with respect to the approval of the issuance of shares of Class A Common Stock to Investor in connection with the conversion of the Series A Preferred Stock into Class A Common Stock that would, absent such approval, violate Nasdaq Listing Rule 5635, as promptly as reasonably practicable after the signing of the Investment Agreement.

•

Standstill Restrictions. Investor and its affiliates are subject to certain standstill restrictions, including that they are restricted from acquiring additional shares of Class A Common Stock, for as long as Investor holds beneficial ownership of at least 25% of the shares of Class A Common Stock and Series A Preferred Stock issued pursuant to the Investment Agreement on an as-converted basis.

•

Transfer Restrictions. Subject to certain customary exceptions, Investor is restricted from transferring the Class A Common Stock, Series A Preferred Stock or shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock until the earlier of (i) the 18-month anniversary of the closing of the Investment and (ii) the date on which certain specified volume-weighted average price targets for the Class A Common Stock are met.

•

Right of First Offer. If Investor desires to sell any shares of Series A Preferred Stock to a third party (other than a Permitted Transfer, as defined in the Investment Agreement), then the Company will have certain rights to purchase all (but not less than all) of the shares of Series A Preferred Stock to be sold.

Registration Rights Agreement

On July 1, 2020, Investor entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with the Company and certain other parties thereto, pursuant to which Investor obtained certain customary registration rights with respect to the shares of Class A Common Stock issued to it in the Investment and all shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock, including that the Company has agreed to file a registration statement under the Securities Act of 1933, as amended, registering the issuance and resale of all such shares.

Voting Agreements

On May 25, 2020, certain stockholders of the Company entered into agreements with Investor to vote all shares of common stock of the Company owned by such persons as of the applicable record date over which such persons had voting power, (i) in favor of the Stockholder Approval for the removal of the conversion restrictions applicable to the Series A Preferred Stock and (ii) against matters which would result in a breach by the Company of its agreement with Investor or otherwise be expected to impede the transactions contemplated by such agreement.

The descriptions of the Certificate of Designations, Investment Agreement, Registration Rights Agreement and Voting Agreements in this Item 6 are not intended to be complete and are qualified in their entirety by the full text of the Certificate of Designations, Investment Agreement, Registration Rights Agreement and Form of Voting Agreement, which are filed as exhibits hereto and are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

Exhibit 1	Joint Filing Agreement, dated as of August 24, 2020, among the Reporting Persons.

Exhibit 2	Investment Agreement, dated May 25, 2020, by and between AdaptHealth Corp., OEP AHCO Investment Holdings, LLC, and, solely for purposes of Section 3.10 thereto, One Equity Partners VII, L.P. This agreement is incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 29, 2020.

Exhibit 3	Certificate of Designations of Series A Preferred Stock. This document is incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 2, 2020.

Exhibit 4	Amended and Restated Registration Rights Agreement, dated July 1, 2020, among the Company and the stockholders party thereto. This document is incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 2, 2020.

Exhibit 5	Form of Voting Agreement. This document is incorporated by reference to Exhibit 5 to the Schedule 13D filed with the SEC on July 10, 2020.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2020

OEP AHCO INVESTMENT HOLDINGS, LLC

By:	/s/ Bradley J. Coppens
Name:	Bradley J. Coppens
Title:	Authorized Signatory

ONE EQUITY PARTNERS VII, L.P.
By:	OEP VII General Partner, L.P., its general partner
By:	OEP VII GP, L.L.C., its general partner

By:	/s/ Gregory Belinfanti
Name:	Gregory Belinfanti
Title:	Authorized Signatory

ONE EQUITY PARTNERS VII-A, L.P.
By:	OEP VII General Partner, L.P., its general partner
By:	OEP VII GP, L.L.C., its general partner

By:	/s/ Gregory Belinfanti
Name:	Gregory Belinfanti
Title:	Authorized Signatory

ONE EQUITY PARTNERS VII-B, L.P.
By:	OEP VII General Partner, L.P., its general partner
By:	OEP VII GP, L.L.C., its general partner

By:	/s/ Gregory Belinfanti
Name:	Gregory Belinfanti
Title:	Authorized Signatory

OEP VII PROJECT A CO-INVESTMENT PARTNERS, L.P.
By:	OEP VII General Partner, L.P., its general partner
By:	OEP VII GP, L.L.C., its general partner

By:	/s/ Gregory Belinfanti
Name:	Gregory Belinfanti
Title:	Authorized Signatory

OEP VII PROJECT A-I CO-INVESTMENT PARTNERS, L.P.
By:	OEP VII General Partner, L.P., its general partner
By:	OEP VII GP, L.L.C., its general partner

By:	/s/ Gregory Belinfanti
Name:	Gregory Belinfanti
Title:	Authorized Signatory

OEP VII GENERAL PARTNER, L.P.
By:	OEP VII GP, L.L.C., its general partner

By:	/s/ Gregory Belinfanti
Name:	Gregory Belinfanti
Title:	Authorized Signatory

OEP VII GP, L.L.C.

By:	/s/ Gregory Belinfanti
Name:	Gregory Belinfanti
Title:	Authorized Signatory

RICHARD CASHIN

By:	/s/ Richard Cashin

DAVID HAN

By:	/s/ David Han